

SEC

24000146

| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123 |
| Expires: Nov. 30, 2026 |
| Estimated average burden hours per response: 12 |

| SEC FILE NUMBER |
| --- |
| 8-50982 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING **01/01/23** AND ENDING **12/31/23**

MM/DD/YY        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Benefit Finance Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**Six CityPlace Drive, Suite 400**

(No. and Street)

| St. Louis | MO | 63141 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Scott Fargo | 314-729-2200 | sfargo@benefitfinance.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Anders Minkler Huber and Helm LLP**

(Name – if individual, state last, first, and middle name)

| 800 Market Street | St. Louis | MO | 63101 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |
| 01/25/2005 | | 2100 | |
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

**FOR OFFICIAL USE ONLY**

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# TABLE OF CONTENTS

# OATH OR AFFIRMATION

I, Scott Fargo _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Benefit Finance Securities, LLC _____, as of 12/31 _____, 2 2023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: Chief Executive Officer

*Notary Public*

SUSAN M. FLETCHER
Comm. Exp. 06/06/2026
NOTARY PUBLIC
NOTARY SEAL
#14433204
St. Louis County
STATE OF MISSOURI

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Benefit Finance Securities, LLC
## Statement of Financial Condition
## December 31, 2023

### Assets

| Current assets: | | |
|---|---|---|
| Cash and cash equivalents | $ | 512,646 |
| Prepaid FINRA renewal fees | | 16,776 |
| FINRA deposits | | 4,210 |
| Product compensation receivable | | 194,009 |
| Total current assets | | 727,641 |

### Liabilities and Member's Equity

| Current liabilities: | | |
|---|---|---|
| Accounts payable | $ | 10,073 |
| Accrued expenses | | 23,000 |
| Total current liabilities | | 33,073 |
| Member's Equity | | 694,568 |
| Total liabilities and member's equity | $ | 727,641 |

# Benefit Finance Securities, LLC
## Statement of Income
## For the Year Ended December 31, 2023

| | | |
|---|---|---:|
| **Revenue** | | |
| Product compensation | $ | 1,820,632 |
| Plan administration | | 87,000 |
| Fee income | | 4,944 |
| Interest income | | 286 |
| Total Revenue | | 1,912,862 |
| **Expenses** | | |
| Administrative services support fee | | 40,000 |
| Bank charges | | 409 |
| Office services | | 120,000 |
| Professional fees | | 95,554 |
| Taxes and licenses | | 26,353 |
| Total Expenses | | 282,316 |
| | | |
| Net Income | $ | 1,630,546 |

# Benefit Finance Securities, LLC
## Statement of Changes in Member's Equity
## For the Year Ended December 31, 2023

| | |
|---|---:|
| December 31, 2022 | $ 1,114,022 |
| Distributions | (2,050,000) |
| Net Income | 1,630,546 |
| December 31, 2023 | $ 694,568 |

# Benefit Finance Securities, LLC
## Statement of Cash Flows
## For the Year Ended December 31, 2023

| | | |
|---|---|---:|
| Cash flows from operating activities: | | |
| Net income | $ | 1,630,546 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Change in assets- (increase) decrease | | |
| Prepaid FINRA renewal fees | | 513 |
| FINRA deposits | | (35) |
| Product compensation receivable | | (50,668) |
| Change in liabilities- increase (decrease) | | |
| Accounts payable | | 1,123 |
| Due to affiliate | | (40,952) |
| Accrued expenses | | 23,000 |
| | | |
| Net cash provided by operating activities | | 1,563,527 |
| | | |
| | | |
| Cash flows from financing activities: | | |
| Distributions to member | | (2,050,000) |
| | | |
| Net cash used in financing activities | | (2,050,000) |
| | | |
| Net decrease in cash and cash equivalents | | (486,473) |
| | | |
| Cash and cash equivalents at beginning of year | | 999,119 |
| | | |
| Cash and cash equivalents at end of year | $ | 512,646 |

# Benefit Finance Securities, LLC
## Notes to Financial Statements

## Note 1: Summary of Significant Accounting Policies

### Nature of Business

Benefit Finance Securities, LLC (the "Company") is a limited liability company formed in 1997 under the laws of the State of Missouri. The Company is a wholly-owned subsidiary of Bancorp Services, LLC ("Bancorp"). The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer selling variable life insurance annuities and private placements. Also, the Company provides plan administration services for these variable life insurance contracts. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and operates under the exemptive provisions of SEC Rule 15c3-3(k)(1). The latest date upon which the Company is to dissolve is December 31, 2050.

### Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification, (the "FASB ASC"), which is the source of authoritative, nongovernmental accounting principles generally accepted in the United States of America ("GAAP"). All references to authoritative accounting guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

### Use of Estimates in Financial Statements

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Fair Value Measurements

The Company adopted "FASC 820, Fair Value Measurements", which defines fair value, established a framework for measuring fair value in GAAP, and expands disclosures about fair value investments. This guidance applies whenever fair value is the applicable measurement. The three general valuation techniques used to measure fair value are the market approach, cost approach, and income approach. The guidance establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into Levels 1, 2, and 3. Level 1 inputs consist of unadjusted quoted prices in active markets for identical instruments and have the highest priority. Level 2 inputs include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or inputs other than quoted prices that are directly or indirectly observable. Level 3 inputs are unobservable and are given the lowest priority. Carrying amounts of certain financial instruments such as cash and cash equivalents, receivables, and accrued expenses approximate fair value due to their short maturities or because the terms are similar to market terms.

### Cash and Cash Equivalents

The Company considers all short term investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

## Note 1: Summary of Significant Accounting Policies (Continued)

### Product Compensation Receivable

Product compensation receivables are uncollateralized customer obligations due under normal trade terms.

Beginning January 1, 2023, the carrying amount of receivables is reduced by an allowance that reflects management's best estimate of the current expected credit losses. The estimate of the allowance for credit losses is based on an analysis of historical loss experience, current receivables aging, and management's assessment of current conditions and expected changes during a reasonable and supportable forecast period. The Company uses an aging method to estimate allowances for credit losses. Management assesses collectability by pooling receivables with similar risk characteristics and evaluates receivables individually when specific customer balances no longer share those risk characteristics. An allowance for credit losses was not considered necessary at December 31, 2023 and 2022.

### Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and receivables. The Company maintains its cash primarily with one financial institution. Deposits in interest bearing and non-interest-bearing accounts at this bank is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2023, there was cash balances totaling $262,646 in excess of federally insured limits. The Company performs ongoing credit evaluations of its customers, as needed, for potential credit losses. Although the Company is directly affected by the financial stability of its customer base, management does not believe significant credit risk exists at December 31, 2023.

### Revenue Recognition

The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. The Company receives commissions from the sale of certain corporate life insurance products. The Company's revenue from premium related commissions is recognized at the point the premiums are paid. The Company's revenue from other products pay commissions over time based on the value of assets held in the product. For these types of products, commission income is accrued and recognized over time. The Company's revenue from plan administration fees are derived and recognized over the term of the contract from policy administration pursuant to the sale by a retail broker-dealer of a related variable insurance contract. Agreements with retail broker-dealers are multi-year contracts. The income is recognized as revenue in the respective months of which these fees relate.

## Note 1: Summary of Significant Accounting Policies (Continued)

### Income Taxes

The Company is formed as a single member limited liability company and as such its operations are included in Bancorp's tax returns. Earnings are included in the personal tax returns of the members. Accordingly, the financial statements do not include a provision for income taxes.

The Company is required to evaluate tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2023, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

If applicable, the Company recognizes interest and penalties related to unrecognized tax liabilities in the statement of income.

Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by taxing authorities for years before 2020. As of and for the year ended December 31, 2023, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

## Note 2: Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $479,573, which was $474,573 in excess of its required net capital of $5,000. The Company's net capital ratio was .06896 to 1.

## Note 3: Related Party Transactions

The Company and BFP Securities, LLC ("BFPS"), a wholly owned subsidiary of Benefit Finance Partners, LLC ("BFP"), which is 50 percent owned by Bancorp, are related by common ownership.

During the year ended December 31, 2023, the Company received commissions of $1,816,857 through an agreement with BFPS.

Commissions, plan administration fees, and other advances may be due to and receivable from BFP and BFPS. As of December 31, 2023, the Company had a balance due from BFPS of $174,009.

The Company has an Expense Agreement with Bancorp to pay a monthly management fee for office space, and support in administration, finance, equipment, technology, sales, and marketing. The management fee was $10,000 per month. Expenses under the agreement totaled $120,000 for the year ended December 31, 2023.

## Note 4: Risks and Uncertainties

Changes to the Internal Revenue Code, industry regulations and other factors may affect the demand for variable insurance contracts. Also, a large part of the Company's customer base consists of companies in the banking industry. Economic difficulties by customers could lead to the surrender of existing insurance contracts and the resulting recognition of surrender charges. It is not currently possible for the Company to determine the likelihood or potential impact of the above uncertainties

The revenue from a related party (see Note 3) was 95 percent of the Company's revenues for the year ended December 31, 2023.

## Note 5: Subsequent Events

The Company has evaluated subsequent events through February 26, 2024, the date the financial statements were available to be issued. It was concluded there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

# BENEFIT FINANCE SECURITIES, LLC
## SCHEDULE 1
## COMPUTATIONS OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE
## INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
### December 31, 2023

| | | |
|---|---|---:|
| Net Capital | | |
| Total Member's Equity | $ | 694,568 |
| | | |
| Deductions and/or Charges | | |
| Non-allowable assets | | |
| Prepaid FINRA renewal fees | | 16,776 |
| Prepaid FINRA | | 4,210 |
| Product compensation receivable | | 194,009 |
| Total Deductions and/or Charges | | 214,995 |
| | | |
| Other Additions and/or Allowable Credits | | - |
| | | |
| Net Capital | $ | 479,573 |
| | | |
| Aggregate Indebtedness | $ | 33,073 |
| | | |
| Capital Requirements | | |
| Minimum capital requirements (based on aggregate indebtedness) | $ | 2,205 |
| Minimum dollar net capital requirement | | 5,000 |
| Net capital requirement (greater of above) | | 5,000 |
| Excess net capital | | 474,573 |
| Net capital less greater of 10% of aggregate indebtedness | | |
| or 120% of minimum dollar net capital requirement | $ | 473,573 |
| | | |
| Ratio of Aggregate Indebtedness to Net Capital | | 0.06896 to 1 |

There are no differences between the audted Computation of Net Capital above and the Company's corresponding computation in the unaudited Part IIA FOCUS Report.

# BENEFIT FINANCE SECURITIES, LLC
## SCHEDULE 2
### EXEMPTION REPORT

Benefit Finance Securities, LLC (the "Company") is a registered broker-dealer to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company met the identified exemption provision in 17 C.F.R. section 240.15c3-3(k)(1) throughout the year without exception.


**Benefit Finance Securities, LLC**

I, Scott Fargo, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Executive Officer

February 26, 2024


**ANDERS**
CPAs + ADVISORS

# Report of Independent Registered Public Accounting Firm

Member
Benefit Finance Securities, LLC
St. Louis, Missouri

We have reviewed management's statements, included in the accompanying Schedule 2: Exemption Report, in which (1) Benefit Finance Securities, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Benefit Finance Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: Provision (1) (the "exemption provision") and (2) Benefit Finance Securities, LLC stated that Benefit Finance Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Benefit Finance Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Benefit Finance Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Anders Minkler Huber & Helm LLP*

February 27, 2024

Anders Minkler Huber & Helm LLP | 800 Market Street-Suite 500 | St. Louis, MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com



ANDERS
CPAs + ADVISORS

# Report of Independent Registered Public Accounting Firm

Member
Benefit Finance Securities, LLC
St. Louis, Missouri

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Benefit Finance Securities, LLC (a Missouri limited liability company) as of December 31, 2023, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Benefit Finance Securities, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of Benefit Finance Securities, LLC's management. Our responsibility is to express an opinion on Benefit Finance Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Benefit Finance Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Anders Minkler Huber & Helm LLP | 800 Market Street-Suite 500 | St. Louis, MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com

Page 1

**Auditors' Report on Supplemental Information**

The Schedule 1: Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Benefit Finance Securities, LLC's financial statements. The supplemental information is the responsibility of Benefit Finance Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule 1: Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Anders Minkler Huber & Helm LLP*

We have served as Benefit Finance Securities, LLC's auditor since 2005.

Saint Louis, Missouri

February 27, 2024